2001 Bryan Street, Suite 1600

Dallas, Texas  75201

(214) 880-3500

March 11, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Builders FirstSource, Inc. (the “Company”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission on March 11, 2016.  The Company has made such disclosure based on information provided by an affiliate.  The disclosure is not due to the business activities conducted by the Company or its subsidiaries.

Respectfully submitted, Builders FirstSource, Inc. By: /s/ Donald F. McAleenan Name: Donald F. McAleenan Title:Senior Vice President, General Counsel and Secretary